[SKTF ENTERPRISES, INC.]



                                October 3, 2002


United  States  Securities  and  Exchange  Commission
Division  of  Corporation  Finance
Mail  Stop  0308
Washington,  D.C.  20549
Attn:  Jack  McCreary

     RE:  SKTF  ENTERPRISE,  INC.
          POST EFFECTIVE AMENDMENT  NO.  1  TO  FORM  SB-2
          FILED  OCTOBER 3, 2002
          FILE  NO.:  333-68730

Ladies  and  Gentlemen:

     As the result of a filing error with respect to the filing type, the Company has elected to withdraw its Post-Effective Amendment No. 1 to Form SB-2 Registration Statement and will subsequently re-file as the correct document type.

     Thank  you  for  your  time  and  attention  to  this  matter.

                                       Very truly yours,


                                       /s/ Carl M. Berg
                                       ----------------------------
                                       Carl M. Berg
                                       President